Exhibit 99.1

MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

MERUS N.V.

May 24, 2017

Minutes of the annual general meeting of shareholders of Merus N.V., a limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat at Utrecht, the Netherlands (the “Company”), held at the Hilton Hotel Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands, on Wednesday, May 24, 2017 at 8:00 a.m. CEST.

AGENDA ITEM 1 - OPENING OF THE AGM

Chairman	The chairman of the Company’s supervisory board (the “Supervisory Board”) opened the meeting, introduced the other members of the Supervisory Board present at the meeting (i.e., Dr. Wolfgang Berthold, Ph.D., Dr. John P. de Koning, Ph.D.), the Company’s Chief Executive Officer, Dr. T. Logtenberg, Ph.D. (the “CEO”), and the Company’s Chief Financial Officer, Mr. John J. Crowley (the “CFO”).

The chairman also introduced the Company’s Head of Legal Europe and secretary to the Supervisory Board, Ms. Anne Noordzij, who was asked to act as the secretary for the meeting.

The chairman also introduced the Company’s Dutch legal counsels, Paul van der Bijl and Arief Roelse from the law firm NautaDutilh N.V.

Secretary	Ms. Noordzij informed the meeting of the following legal matters:

•	On May 9, 2017, the Company published the convening notice for the meeting in Het Financieele Dagblad, which is a Dutch daily newspaper with national distribution, as required by Dutch law. This notice, together with the explanatory notes thereto, was also published on the Company’s website on May 9, 2017 (the “Notice”).

•	The legal record date for the meeting was April 26, 2017. As a matter of Dutch law, the record date determines who have meeting and voting rights at this meeting, irrespective of changes to shareholdings after that date.

•	Copies of the Company’s audited annual accounts (the “Annual Accounts”) and annual report (the “Annual Report”) over the financial year ended December 31, 2016 have been made available for inspection by shareholders and others with statutory meeting rights at the Company’s registered offices in the Netherlands and on the Company’s website. Those documents would remain available for inspection until the close of the meeting.

•	Approximately 78.35% of the Company’s issued share capital was represented at the meeting.

•	This meeting would be conducted in the English language.

Chairman	The chairman determined the voting procedure for the meeting as follows:

•	Voting would take place through the use of written ballots.

•	The ballots would be used for voting in favour of, or against, the proposed resolutions on today’s agenda. If a shareholder does not cast a vote, the vote will be recorded as an abstention.

•	After the vote, the chairman would announce the voting results and determine whether the resolution had passed.

AGENDA ITEM 2 - DISCUSSION OF THE ANNUAL REPORT OVER THE FINANCIAL YEAR 2016

Chairman	The chairman proceeded to the following item on the agenda, being the discussion of the Company’s annual report over the financial year 2016.

CEO	The CEO gave a brief presentation on certain operational and business matters relating to the Company.

CFO	The CFO gave a brief presentation on certain financial matters relating to the Company.

Chairman	The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item.

AGENDA ITEM 3 - IMPLEMENTATION OF THE COMPENSATION POLICY DURING THE FINANCIAL YEAR 2016

Chairman	The chairman proceeded to the following item on the agenda, being the discussion of the implementation of the Company’s compensation policy for its management board.

The chairman indicated that an overview of the implementation of the Company’s compensation policy has been outlined in the Annual Report.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item.

AGENDA ITEM 4 - ADOPTION OF THE ANNUAL ACCOUNTS OVER THE FINANCIAL YEAR 2016

Chairman	The chairman proceeded to the following item on the agenda, being the adoption of the Annual Accounts.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 5 - EXPLANATION OF THE DIVIDEND AND RESERVATION POLICY

Chairman	The chairman proceeded to the following item on the agenda, being the explanation of the Company’s dividend and reservation policy as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item.

AGENDA ITEM 6 - APPOINTMENT OF THE EXTERNAL AUDITOR FOR THE FINANCIAL YEAR 2017

Chairman	The chairman proceeded to the following item on the agenda, being the appointment the external auditor for the financial year 2017.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 7 - RELEASE OF THE MANAGEMENT DIRECTORS FROM LIABILITY FOR THE EXERCISE OF THEIR DUTIES DURING THE FINANCIAL YEAR 2016

Chairman	The chairman proceeded to the seventh item on the agenda, being the release of the Company’s managing directors from liability for the exercise of their duties during the financial year 2016.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 8 - RELEASE OF THE SUPERVISORY DIRECTORS FROM LIABILITY FOR THE EXERCISE OF THEIR DUTIES DURING THE FINANCIAL YEAR 2016

Chairman	The chairman proceeded to the following item on the agenda, being the release of the Company’s supervisory directors from liability for the exercise of their duties during the financial year 2016.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 9 - CHANGE OF THE COMPANY’S CORPORATE GOVERNANCE STRUCTURE

Chairman	The chairman proceeded to the following item on the agenda, being the discussion of the proposed change of the Company’s governance structure from a two-tier model (with a management board acting under the supervision of a separate supervisory board) to a one-tier board model (with a unitary board of directors consisting of one or more executive directors and one or more non-executive directors), as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item.

AGENDA ITEM 10 - (I) AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION, (II) AUTHORIZATION TO IMPLEMENT SUCH AMENDMENT AND (III) DESIGNATION OF MANAGING AND SUPERVISORY DIRECTORS AS EXECUTIVE AND NON-EXECUTIVE DIRECTORS

Chairman	The chairman proceeded to the following item on the agenda, being the decision to effect the proposed governance change discussed under the previous agenda item by amending the Company’s articles of association, as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 11 - REAPPOINTMENT OF DR. W. BERTHOLD, PH.D. AND DESIGNATION AS NON-EXECUTIVE DIRECTOR

Chairman	The chairman proceeded to the following item on the agenda, being the reappointment of Dr. W. Berthold, Ph.D. and his designation as non-executive director.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 12 - REAPPOINTMENT OF DR. J.P. DE KONING, PH.D. AND DESIGNATION AS NON-EXECUTIVE DIRECTOR

Chairman	The chairman proceeded to the following item on the agenda, being the reappointment of Dr. John de Koning, Ph.D. and his designation as non-executive director.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 13 - AMENDMENT OF THE COMPANY’S COMPENSATION POLICY

Chairman	The chairman proceeded to the following item on the agenda, being the decision to amend the Company’s compensation policy, as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 14 - AMENDMENT OF THE COMPANY’S SUPERVISORY BOARD MEMBER COMPENSATION PROGRAM

Chairman	The chairman proceeded to the following item on the agenda, being the decision to amend the Company’s supervisory board member compensation program, as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 15 - APPROVAL OF THE INCREASE OF THE GRANT DATE FAIR VALUE OF EQUITY AWARDS UNDER THE COMPANY’S SUPERVISORY BOARD MEMBER COMPENSATION PROGRAM

Chairman	The chairman proceeded to the following item on the agenda, being the annual increase of the grant date fair value of equity awards under the Company’s supervisory board member compensation program, as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 16 - GRANTING OF EQUITY COMPENSATION TO MR. M.T. IWICKI

Chairman	The chairman proceeded to the following item on the agenda, being the grant of subsequent awards under the Company’s supervisory board member compensation program to Mr. M.T. Iwicki, as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 17 - GRANTING OF EQUITY COMPENSATION TO DR. W. BERTHOLD, PH.D.

Chairman	The chairman proceeded to the seventeenth item on the agenda, being the grant of subsequent awards under the Company’s supervisory board member compensation program to Dr. W. Berthold, Ph.D., as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 18 - GRANTING OF EQUITY COMPENSATION TO MR. L.M.S. CARNOT

Chairman	The chairman proceeded to the following item on the agenda, being the grant of subsequent awards under the Company’s supervisory board member compensation program to Mr. L.M.S. Carnot, as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 19 - GRANTING OF EQUITY COMPENSATION TO DR. J.P. DE KONING, PH.D.

Chairman	The chairman proceeded to the following item on the agenda, being the grant of subsequent awards under the Company’s supervisory board member compensation program to Dr. J.P. de Koning, Ph.D., as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 20 - GRANTING OF EQUITY COMPENSATION TO DR. A. MEHRA, M.D.

Chairman	The chairman proceeded to the following item on the agenda, being the grant of subsequent awards under the Company’s supervisory board member compensation program to Dr. A. Mehra, M.D., as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 21 - GRANTING OF EQUITY COMPENSATION TO MR. G.D. PERRY

Chairman	The chairman proceeded to the following item on the agenda, being the grant of subsequent awards under the Company’s supervisory board member compensation program to Mr. G.D. Perry, as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 22 - APPROVAL OF AMENDMENT TO AWARDS GRANTED UNDER THE COMPANY’S 2010 EMPLOYEE OPTION PLAN

Chairman	The chairman proceeded to following item on the agenda, being the approval of the amendment to the awards granted under the Company’s 2010 employee option plan, as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast. The requisite quorum for passing this resolution was represented at the meeting.

AGENDA ITEM 23 - GRANTING AUTHORIZATION TO ISSUE SHARES AND TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES

Chairman	The chairman proceeded to the following item on the agenda, being to authorization of the management board to issue shares and to grant rights to subscribe for shares, as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 24 - GRANTING AUTHORIZATION TO LIMIT OR EXCLUDE PRE-EMPTION RIGHTS

Chairman	The chairman proceeded to the following item on the agenda, being the authorization of the management board to limit or exclude pre-emption rights for shares, as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 25 - GRANTING AUTHORIZATION TO ACQUIRE SHARES IN THE COMPANY’S CAPITAL

Chairman	The chairman proceeded to the following item on the agenda, being the authorization of the management board to acquire shares in the Company’s capital, as described in the explanatory notes to the Notice.

The chairman noted that there were no questions or comments from attendees of the meeting in respect of this agenda item, put the proposed resolution up for voting, and noted that the proposed resolution was passed by the requisite majority of votes cast.

AGENDA ITEM 26 - QUESTIONS AND CLOSING

Chairman	There being no further questions or comments from attendees of the meeting, the chairman closed the meeting.

(signature page follows)

Signature page to the minutes of the annual general meeting of Merus N.V. held on May 24, 2017

/s/ Mark T. Iwicki	/s/ A. Noordzij
Mark T. Iwicki	A. Noordzij
Chairman	Secretary